08027428

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66246

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Jordan, Knauff + Company, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

140 S. Dearborn St., Ste 700
(No. and Street)

Chicago (City) IL (State) 60603 (Zip Code)

PROCESSED
MAR 17 2008
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Collins, Chief Compliance Officer, 312-254-5904
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mark A. Thomson, CPA Ostrow, Reisin, Berk + Abrams, Ltd.
(Name – *if individual, state last, first, middle name*)

455 N. Cityfront Plaza, Ste 2600 (Address), Chicago (City) IL (State) 60611-5555 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 27 2008
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

JD 3/14/08

OATH OR AFFIRMATION

I, Thomas E. Knauff, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Jordan, Knauff + Company, LLC, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE - N/A

OFFICIAL SEAL
DAVID KAKAREKA
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:10/21/10

[Signature]
Signature

Managing Principal
Title

[Signature: David Kakareka]
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JORDAN, KNAUFF & COMPANY

YEARS ENDED DECEMBER 31, 2007 AND 2006

CONTENTS

Ostrow
Reisin
Berk &
Abrams,
Ltd.

Certified Public Accountants
NBC Tower - Suite 2600
455 N. Cityfront Plaza Dr.
Chicago, IL 60611-5379

Telephone 312.670.7444
Facsimile 312.670.8301
E-mail info@orba.com
Web site www.orba.com

Independent Affiliate of BKR International

Independent Auditors' Report

Board of Directors
Jordan, Knauff & Company
Chicago, Illinois

We have audited the accompanying statement of financial condition of Jordan, Knauff & Company (the Company), as of December 31, 2007 and 2006 and the related statements of operations, changes in members' capital and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Jordan, Knauff & Company as of December 31, 2007 and 2006 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information on pages 10 and 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, based upon our audits, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ostrow Reisin Berk & Abrams, Ltd.

Chicago, Illinois
February 26, 2008

JORDAN, KNAUFF & COMPANY

STATEMENT OF FINANCIAL CONDITION

December 31,	2007	2006
ASSETS		
Current assets:		
Cash	$ 1,019,150	$ 1,227,431
Accounts receivable	123,073	167,669
Due from members	3,679	3,658
Prepaid expenses	151,012	119,100
Security deposit	6,000	
Other current assets	12,011	7,011
Total current assets	1,314,925	1,524,869
Property and equipment:		
Furniture and equipment	99,316	57,230
Less accumulated depreciation	48,840	37,435
Property and equipment, net	50,476	19,795
Total assets	$ 1,365,401	$ 1,544,664
LIABILITIES AND MEMBERS' CAPITAL		
Current liabilities:		
Accounts payable and accrued expenses	$ 12,263	$ 15,509
Note payable, member	50,000	50,000
Total current liabilities	62,263	65,509
Members' capital	1,303,138	1,479,155
Total liabilities and members' capital	$ 1,365,401	$ 1,544,664

See notes to financial statements.

JORDAN, KNAUFF & COMPANY

STATEMENT OF OPERATIONS

Years ended December 31,	2007	2006
Revenue:		
Fees	$ 2,298,307	$ 6,387,318
Interest	69,458	70,117
Total revenue	2,367,765	6,457,435
Operating expenses:		
Salaries	1,105,633	975,305
Payroll taxes	50,416	38,301
Accounting fees	68,382	46,899
Bad debts	1,528	6,137
Deal support - consultants	75,000	2,197,723
Depreciation	11,405	9,375
Dues and subscriptions	32,493	16,456
Guaranteed payments to owners	360,000	1,347,122
Insurance - other	9,443	7,446
Legal and professional	72,343	129,280
Marketing and advertising	62,879	115,010
Medical insurance	23,546	17,198
Miscellaneous	10,248	7,268
Office supplies	12,375	15,464
Outsourced administration	14,150	68,175
Printing and reproduction	132	301
Rent	74,848	73,961
Subcontractor fees		262,500
Telecommunications	30,546	17,918
Travel and entertainment	189,514	76,959
Total operating expenses	2,204,881	5,428,798
Operating income	162,884	1,028,637
Interest expense	6,326	6,000
Net income	$ 156,558	$ 1,022,637

See notes to financial statements.

JORDAN, KNAUFF & COMPANY

STATEMENT OF CHANGES IN MEMBERS' CAPITAL

Years ended December 31,	2007	2006
Members' capital:		
Balance, beginning of year	$ 1,479,155	$ 456,318
Capital contributed		200
Member distributions	(332,575)	
Net income	156,558	1,022,637
Balance, end of year	$ 1,303,138	$ 1,479,155

See notes to financial statements.

JORDAN, KNAUFF & COMPANY

STATEMENT OF CASH FLOWS

Years ended December 31,	2007	2006
Operating activities:		
Net income	$ 156,558	$ 1,022,637
Adjustments to reconcile above to cash provided by operating activities:		
Depreciation	11,405	9,375
(Increase) decrease in operating assets:		
Accounts receivable	44,596	99,063
Due from members	(21)	(3,458)
Prepaid expenses	(31,912)	(118,759)
Security deposit	(6,000)	
Other current assets	(5,000)	(7,011)
Decrease in operating liabilities:		
Accounts payable and accrued expenses	(3,246)	(66,976)
Cash provided by operating activities	166,380	934,871
Investing activities:		
Purchase of furniture and equipment	(42,086)	(13,073)
Cash used in investing activities	(42,086)	(13,073)
Financing activities:		
Member distributions	(332,575)	
Cash used in financing activities	(332,575)	
Increase (decrease) in cash	(208,281)	921,798
Cash, beginning of year	1,227,431	305,633
Cash, end of year	$ 1,019,150	$ 1,227,431
Supplemental disclosure of cash flow information:		
Cash paid during the year for interest	$ 6,000	$ 12,000
Note:		
A non-cash entry was made setting up an amount due from members and added to members' capital.		$ 200

See notes to financial statements.

1. Nature of business and summary of significant accounting policies

Operations:

Jordan, Knauff & Company (the Company) is an Illinois limited liability company formed in March 2001 for the purposes of conducting investment banking and company financing. The Company is focused on providing services to companies in the lower middle-market throughout the United States. This typically includes companies with revenues between $10.0 million and $150.0 million and EBITDA between $1.0 million and $15.0 million. The firm engages in four primary lines of business. The first of these is acquisition advisory, which involves assignments to help a company or a private equity firm acquire another company. The second type of engagement consists of business sale assignments, in which the firm markets a company for sale to private equity investors, strategic buyers and others. Private placement of debt and equity capital represents the firm's third line of business. Typically, private equity firms and large banks are approached with the opportunity to deploy capital in the companies represented by Jordan, Knauff & Company. The fourth and final service area is a highly specialized subset of acquisition advisory, known as an Industry Development Project (IDP). Through an IDP, the Company is retained by private equity investors, capital providers or strategic buyers to source opportunities for clients to deploy capital.

The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD).

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Accounting estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Revenue recognition:

The Company's revenue is derived primarily from providing investment banking services. Investment banking fees are recognized in the period when service is performed.

1. Nature of business and summary of significant accounting policies (continued)

Accounts receivable:

Accounts receivable are reported at the amount management expects to collect on balances outstanding at year-end. Management closely monitors outstanding balances and writes off, as necessary, any balance deemed uncollectible. Accounts receivable at December 31, 2007 and 2006 are expected to be fully collected.

Property and equipment and related depreciation:

Property and equipment are recorded at cost. Depreciation is provided by the straight-line method over the useful lives of the assets.

Income taxes:

The Company is treated as a partnership for income tax purposes and, as such, is not taxed. Under Subchapter K of the Internal Revenue Code, each member is taxed on his distributive share of the Company's income whether or not that income is actually distributed.

2. Note payable, member

The Company signed a promissory note, dated June 30, 2003, with a member for the principal sum of $50,000 with interest at a rate of 12% per annum. According to the note, principal and interest shall be paid in full on or before June 30, 2005. During the year ended December 31, 2006, the member agreed to extend the term of the note to December 31, 2007. The note was subsequently extended to December 31, 2008. As of December 31, 2007 and 2006, no principal payments have been made. Interest expense is $6,326 and $6,000 for the years ended December 31, 2007 and 2006, respectively.

3. Office lease

The Company entered into a lease for office space in downtown Chicago effective May 1, 2004 through April 30, 2007, with a monthly rent of $4,000 for the term of the lease. Monthly rent was subsequently increased to $5,000 for the years ended December 31, 2007 and 2006. Under the terms of the lease, either party may cancel with 120 days notice to the other party. During the year ended December 31, 2007, the Company entered into a lease for different office space in the same building effective July 1, 2007 through March 31, 2008, with a monthly rent of $6,000 for the term of the lease. The lease provides for agreed upon one month extensions. As of December 31, 2007, no one month extensions have been agreed upon. The Company is currently in preliminary negotiations to lease office space in a different building in downtown Chicago; however, no formal lease has been signed.

Rent expense for the years ended December 31, 2007 and 2006 was $74,848 and $73,961, respectively.

4. Net capital requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 or shall not exceed 8 to 1 for twelve months after commencing business as a broker-dealer. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2007 and 2006, the Company had net capital of $940,903 and $1,137,037, respectively, which was $935,903 and $1,132,037, respectively, in excess of its required net capital of $5,000. At December 31, 2007 and 2006, the Company's net capital ratio was .05 to 1 and .06 to 1, respectively.

5. Concentration of credit risk

The Company maintains its cash in a bank account which, at times, may exceed federally insured limits. The Company believes it is not exposed to any significant credit risk on cash. The amount in excess of federally insured limits at December 31, 2007 and 2006 is $1,283,150 and $1,427,129, respectively.

6. Employee retirement plan

During the year ended December 31, 2006, the Company adopted a 401(k)/profit-sharing plan covering all employees and members who meet eligibility requirements. The plan allows employees and members to make voluntary contributions within stated limits set by the plan for which maximum amounts are subject to Internal Revenue Service statutory limitations. The plan provides for discretionary matching and discretionary profit-sharing contributions. There were no discretionary matching or discretionary profit-sharing contributions approved for the years ended December 31, 2007 and 2006.

JORDAN, KNAUFF & COMPANY

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

December 31, 2007		
Total members' capital		$ 1,303,138
Deductions and/or charges:		
Nonallowable assets:		
Accounts receivable	$ 123,073	
Property and equipment, net	50,476	
Prepaid expenses	151,012	
Other current assets	12,011	
Money market fund haircut	25,663	362,235
Net capital		940,903
Minimum net capital requirement		5,000
Excess net capital		$ 935,903
Aggregate indebtedness:		
Note payable, member		$ 50,000
Aggregate indebtedness		$ 50,000
Ratio of aggregate indebtedness to net capital		.05 to 1
Reconciliation with Company's computation of minimum capital requirements:		
Net capital, as reported in the Company's X-17 A-5		$ 948,767
Decrease in other charges against capital		(7,864)
Net capital per above		$ 940,903

JORDAN, KNAUFF & COMPANY

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3

DECEMBER 31, 2007

None, the Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(i) thereof.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

None, the Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(i) thereof.

Ostrow
Reisin
Berk &
Abrams,
Ltd.

Certified Public Accountants
NBC Tower - Suite 2600
455 N. Cityfront Plaza Dr.
Chicago, IL 60611-5379

Telephone 312.670.7444
Facsimile 312.670.8301
E-mail info@orba.com
Web site www.orba.com

Independent Affiliate of BKR International

Independent Auditors' Report on Internal Control

Members
Jordan, Knauff & Company
Chicago, Illinois

In planning and performing our audit of the financial statements of Jordan, Knauff & Company (the Company) for the year ended December 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining a system of internal control including the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the Company's ability to initiate, authorize, record, process or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the Company's financial statements that is more than inconsequential will not be prevented or detected by the Company's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the Company's internal control.

Our consideration of internal control was for the limited purpose described in the first paragraph and would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses. We did not identify any deficiencies in internal control that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objective.

This report is intended solely for the use of the members, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Ostrow Reisin Berk & Abrams, Ltd.

Chicago, Illinois
February 26, 2008

END